Exhibit 99.1

Yiren Digital Provides Update on Its CEO and Operations

BEIJING, Oct. 12, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets, today announced that the Company became aware of a police notice published on October 12, 2026, stating that Mr. Ning Tang, the Company’s Executive Chairman and Chief Executive Officer, had been subject to criminal compulsory measures in connection with an investigation involving certain affiliates of the Company’s controlling shareholder. The Company has not received any official notice from the relevant authorities regarding the investigation and is not in a position to comment on the nature, status, timeline or potential outcome of the investigation or any related legal proceedings.

The investigation and the criminal compulsory measures imposed on Mr. Ning Tang may impair or prevent him from performing his duties as the Company’s Executive Chairman and Chief Executive Officer for an extended period of time. In addition, the investigation, any related legal proceedings, and any enforcement actions that may arise therefrom, although not directly related to the Company’s business, could generate negative publicity and materially and adversely affect the Company’s reputation, business, financial condition and results of operations.

The Company maintains normal operation of its business and remains committed to upholding regulatory compliance on its platform. The Company’s Board of Directors and management will continue to oversee the Company’s operations and will implement appropriate contingency plans in response to developments relating to the investigation and any potential impact on the Company’s management, operations and governance.

About Yiren Digital

Yiren Digital Ltd. is a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its inhouse developed Large Language Model Zhiyu, and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

SOURCE Yiren Digital Ltd.

For further information: For further information: Investor Relations, Email: ir@yiren.com; Piacente Financial Communications, Email: yrd@thepiacentegroup.com